UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number      001-10074
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
NATIONAL CITY SAVINGS AND INVESTMENT PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NATIONAL CITY CORPORATION
1900 EAST NINTH STREET
CLEVELAND, OHIO 44114

REQUIRED INFORMATION
     Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.
Financial Statements and Exhibits
A.	The following financial statements and supplemental schedule are filed as part of this annual report and appear immediately after the signature page hereof:
1.	Statements of Net Assets Available for Benefits — December 31, 2007 and 2006

2.	Statement of Changes in Net Assets Available for Benefits — Year Ended December 31, 2007

3.	Notes to Financial Statements

4.	Schedule of Assets (Held at End of Year)
B.	The following exhibit is filed as part of this annual report:
     Exhibit 23 — Consent of Independent Registered Public Accounting Firm

Audited Financial Statements
and Supplemental Schedule
National City Savings and Investment Plan
Year Ended December 31, 2007
With Report of Independent Auditors

National City Savings and Investment Plan
Audited Financial Statements
and Supplemental Schedule
Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm
Administrative Committee of
      National City Savings and
      Investment Plan
We have audited the accompanying statements of net assets available for benefits of the National City Savings and Investment Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 25, 2008

National City Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Cash	$17,881,116	$3,301,747
Investments, at fair value	2,011,328,754	2,420,655,439
Receivables:
Employer contributions	5,505,244	2,858,283
Employee contributions	3,431,615	3,828,680
Accrued income	1,711,683	1,211,587
Due from broker	294,063	2,787,168

Total receivables	10,942,605	10,685,718

Total assets	2,040,152,475	2,434,642,904

Liabilities
Pending securities purchases	16,227,901	10,780,285

Net assets available for benefits	$2,023,924,574	$2,423,862,619

See accompanying notes.

National City Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions
Interest and dividend income from National City Capital Preservation Fund and Allegiant Funds	$18,551,603
Dividend income from other mutual funds	20,990,274
Dividend income from National City Corporation Common Stock	38,099,403
Interest income from participant loans	3,158,970
Employer contributions	84,890,550
Employee contributions	117,329,453
Transfer from the Wayne BanCorp 401(k) Plan	8,216,821
Total additions	291,237,074

Deductions
Net depreciation in fair value of investments	(414,502,539)
Benefits paid to participants	(276,672,580)

Total Deductions	(691,175,119)

Net decrease	(399,938,045)
Net assets available for benefits at beginning of year	2,423,862,619

Net assets available for benefits at end of year	$2,023,924,574

See accompanying notes.

National City Savings and Investment Plan
Notes to Financial Statements
Year Ended December 31, 2007
1. Plan Description
The following description of the National City Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan for substantially all National City Corporation (NCC) personnel who are employed by any subsidiary of NCC which has adopted the Plan (Employers). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All administrative expenses of the Plan are paid by the Employers.
An eligible employee may become a participant in the Plan on an unmatched basis on the first day of any calendar month after he or she has attained age 21 and completed thirty days of service. The Plan allows participants to elect to contribute from 1% to 20% of eligible compensation. Participants direct their contributions in 1% increments among any of the Plan’s 14 investment funds. Contributions made to any of the funds may be temporarily invested in the Allegiant Money Market Fund.
Participants are eligible for employer matching contributions on the first of the month following one year of service. The monthly matching contribution is equal to 115% of the participant’s contribution up to 6% of the participant’s combined cash compensation. All employer contributions are initially invested in the National City Corporation Stock Fund, but can be subsequently transferred and invested in any of the fund options of the Plan. Contributions are subject to certain limitations.
Each participant’s account is credited with the participant’s contributions and allocations of (a) the employers’ contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. All amounts credited to a Participant’s account are 100% vested at all times. Participant and employer contributions are eligible to be transferred and invested in any of the fund options of the Plan.
Participants are allowed to borrow at a fixed interest rate up to 50% of the value in their account balance, with a minimum loan of $500 and a maximum loan of $50,000. Participants are restricted to only one loan in any twelve-month period and to a maximum of two loans at any one time.
On termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in their account in either a lump-sum amount, or in monthly, quarterly, or annual installments.

National City Savings and Investment Plan
Notes to Financial Statements (continued)
1. Plan Description (continued)
For terminations due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution.
Although it has not expressed any intent to do so, NCC has the right under the Plan to discontinue employer and participants’ contributions at any time and to terminate the Plan subject to the provisions of ERISA.
During the year ended December 31, 2007 certain amendments were made to the Plan agreement. These amendments did not have a material impact on the financial statements.
2. Significant Accounting Policies
Accounting Method
The financial statements of the Plan are prepared on the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash equivalents are primarily short-term funds set aside for pending stock purchases. The fair value of cash equivalents approximates cost.
Investments
The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Shares of mutual funds and units of the National City Capital Preservation Fund are valued at the net asset value of shares/units held by the Plan at year end.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

National City Savings and Investment Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Benefit Payments
Benefits are recorded when paid.
Loans Receivable
The participant loans are valued at their outstanding balances, which approximates fair value.
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurement, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Plan will adopt SFAS No. 157 effective January 1, 2008 and does not anticipate that the adoption of this standard will be material to the financial statements.
3. Investments
During 2007, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated), as determined by quoted market price, in value as follows:

Allegiant Funds	$4,561,502
Other mutual funds	49,935,210
National City Corporation Common Stock	(468,999,251)

$(414,502,539)

National City Savings and Investment Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The fair values of investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2007	2006
National City Capital Preservation Fund for Retirement Trusts	$127,510,821	$136,839,238
Allegiant Money Market Fund	162,969,408	145,278,457
Allegiant Large Cap Growth Fund	171,386,183	163,364,029
Allegiant Multifactor Small Cap Fund	—	143,993,236
Allegiant Large Cap Value Fund	129,880,261	140,033,458
National City Corporation Common Stock	403,190,301	911,133,373
Templeton Foreign Equity Fund	264,399,019	199,632,262
Vanguard Institutional Index Fund	145,972,294	146,212,239
Vanguard Prime Cap Fund	148,690,287	—
Vanguard Institutional Bond Index Fund	117,141,579	—
As of December 31, 2007, the National City Corporation Common Stock value was based on a closing share price of $16.46. Subsequent to January 1, 2008, the National City stock price has continued to decline and closed at $4.99 on June 23, 2008.
4. Party-in-Interest Transactions
The Trust Department of National City Bank, a wholly owned subsidiary of NCC, is trustee for the assets of the Plan. National City Bank, through Allegiant Asset Management Company, serves as investment advisor to the investment portfolios of the National City Capital Preservation Fund and the Allegiant Funds.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

National City Savings and Investment Plan
Notes to Financial Statements (continued)
6. Income Tax Status
The Internal Revenue Service has determined and informed NCC by a letter dated February 26, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
7. Plan Mergers and Transfers
In October 2007, Wayne Bancorp, Inc. 401(k) Retirement Plan, which was a defined contribution plan covering all eligible Wayne Bancorp, Inc. employees, was merged into the NCC Plan. NCC acquired Wayne Bancorp, Inc. in October 2004.
8. Subsequent Events
On January 1, 2008, net assets of $75,175,692 relating to the MidAmerica Bank, FSB Employees’ Profit Sharing Plan, which was a defined contribution plan covering all eligible MidAmerica Bank, FSB employees was transferred to the NCC Plan. NCC acquired MidAmerica Bank, FSB in September 2007.
On January 1, 2008, net assets of $30,675,373 relating to the MidAmerica Bank, FSB Employee Stock Ownership Plan was transferred to the NCC Plan. NCC assumed sponsorship of the ESOP when it acquired MidAmerica Bank, FSB in September 2007.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006, to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$2,023,924,574	$2,423,862,619
Amounts allocated to withdrawing participants	(2,618,336)	(665,506)

Net assets available for benefits per Form 5500	$2,021,306,238	$2,423,197,113

National City Savings and Investment Plan
Notes to Financial Statements (continued)
9. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007, to Form 5500:

Benefits paid to participants per the financial statements	$276,672,580
Amounts allocated to withdrawing participants at December 31, 2006	(665,506)
Amounts allocated to withdrawing participants at December 31, 2007	2,618,336

Benefits paid to participants per Form 5500	$278,625,410

Amounts allocated to withdrawing participants were recorded on Form 5500 for benefit claims that had been processed and approved for payment prior to December 31, but not yet paid as of that date.

National City Savings and Investment Plan

EIN #34-1111088 Plan #005

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2007

		Description of Investment
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
	or Similar Party	Par, or Maturity Value	Value

*	National City Capital Preservation Fund for Retirement Trusts	127,510,821 units	$127,510,821

*	Allegiant Funds:
	Money Market Fund	162,969,408 shares	162,969,408
	Large Cap Growth Fund	8,721,943 shares	171,386,183
	Mid Cap Value Fund	1,267,762 shares	17,444,399
	Multifactor Small Cap Fund	6,593,016 shares	88,939,789
	Balanced Allocation Fund	5,147,615 shares	57,550,337
	Large Cap Value Fund	7,472,972 shares	129,880,261

	Templeton Foreign Equity Fund	9,244,721 shares	264,399,019
	Vanguard Institutional Index Fund	130,829,782 shares	145,972,294
	Vanguard Midcap Index Fund	73,953,198 shares	78,816,592
	Vanguard Prime Cap Fund	133,844,308 shares	148,690,287
	Vanguard Small Cap Index Fund	50,299,919 shares	51,192,012
	Vanguard Institutional Bond Index Fund	2,288,368 shares	117,141,579

*	National City Corporation Common Stock	24,364,850 shares	403,190,301

*	Participant loans	At interest rates ranging from 4.00% to 11.75%	46,245,472

			$2,011,328,754

*	Indicates party in interest to the Plan.

National City Savings and Investment Plan

EIN #34-1111088 Plan #005

Schedule H, Line 4j — Schedule of Reportable Transactions

Year Ended December 31, 2007

					Current
					Value of
					Asset on
Identity of Party Involved/		Purchase	Selling	Cost of	Transaction	Net Gain
Description of Asset	Description	Price	Price	Asset	Date	or (Loss)

Category (iii) — Series of transactions in excess of 5% of plan assets.

National City Bank	Allegiant Money Market Funds	$134,067,923		$134,067,923	$134,067,923
There were no categories (i), (ii), or (iv) reportable transactions during 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NATIONAL CITY SAVINGS AND INVESTMENT PLAN
Date: June 25, 2008	By:	/s/ Shelley J. Seifert
Shelley J. Seifert, Member of the
Administrative Committee for the National City Savings and Investment Plan